Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated March 3, 2006

Registration No. 333-132178

March 6, 2006

ALLIANT TECHSYSTEMS INC.

$400,000,000 6.750% Senior Subordinated Notes due 2016

Issuer:	Alliant Techsystems Inc.
Principal Amount:	$400,000,000
Title of Securities:	6.750% Senior Subordinated Notes due 2016
Final Maturity Date:	April 1, 2016
Public Offering Price:	100.000%
Gross Proceeds:	$400,000,000
Underwriting Commission:	$6,400,000
Net Proceeds to Issuer before Expenses:	$393,600,000
Net Proceeds to Issuer after Expenses	$392,750,000
Coupon:	6.750%
Yield:	6.750%
Interest Payment Dates:	April 1 and October 1
Record Dates:	March 15 and September 15
First Interest Payment Date:	October 1, 2006
Equity Clawback:	At any time prior to April 1, 2009, at a redemption price of 106.750%
Optional Redemption:	Commencing on or after April 1, 2011, at the redemption prices (expressed as
	percentages of principal amount) set forth below plus accrued and unpaid interest:

	Year	Price
	2011	103.375%
	2012	102.250%
	2013	101.125%
	2014 and thereafter	100.000%

Make Whole Redemption:	At any time prior to April 1, 2011, at Treasury Rate plus 50 basis points.
Trade Date:	March 6, 2006
Settlement Date:	March 15, 2006 (T + 7)
Form of Offering:	SEC Registered (Registration Statement No. 333-132178)

Book Runner:	Banc of America Securities LLC
Estimated Expenses of Offering to Be Paid By Issuer	$850,000
Estimated Fees and Expenses of Underwriter to Be Paid by Issuer	$250,000
Allocation:

	Name	Principal Amount of Notes to Be Purchased
	Banc of America Securities LLC	$400,000,000
	Total	$400,000,000

CUSIP:	018804 AL 8
ISIN:	US018804AL88
Listing:	None

We expect that delivery of the notes will be made against payment therefore on or about March 15, 2006, which will be the 7th business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T + 7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle T + 7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by sending an email to
dg.prospectus_distribution@bofasecurities.com or calling toll-free 1-800-294-1322.